Exhibit 99.1

Corporación América Airports S.A. Reports 5.2% YoY Increase in Total Passenger Traffic in December 2018

Passenger traffic up 7.4% YoY in Argentina and 3.0% in Brazil, further supported by growth across most geographies

LUXEMBOURG--(BUSINESS WIRE)--January 16, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 5.2% in December 2018.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Dec’18	Dec’17	% Var.	YTD’18	YTD’17	% Var
Domestic Passengers (thousands)	3,919	3,554	10.3%	44,962	41,306	8.9%
International Passengers (thousands)	2,108	2,096	0.6%	27,427	26,899	2.0%
Transit Passengers (thousands)	778	819	-5.0%	8,910	8,408	6.0%
Total Passengers (thousands)	6,805	6,468	5.2%	81,300	76,612	6.1%
Cargo Volume (thousand tons)	38.1	39.5	-3.4%	410.1	389.8	5.2%
Total Aircraft Movements (thousands)	74.1	71.8	3.1%	880.6	851.3	3.4%

Passenger Traffic Overview

Total passenger traffic in December 2018 increased by 5.2% YoY, primarily reflecting growth of 7.4% in Argentina, 3.0% in Brazil, and 6.7% in Ecuador.

In Argentina, total passenger traffic increased 7.4% YoY, mainly driven by 15.2% growth in domestic passengers, partially offset by declines of 3.4% and 10.3% in international and transit passengers, respectively, which continues to reflect challenging macro conditions. International traffic in Argentina, however, posted an improvement from prior months as foreign tourism increased, combined with pre-sales of air travel tickets that took place before the peso devaluation along with installment sales offered by some airlines. In addition, American Airlines began operating a direct flight to Los Angeles from Ezeiza Airport, and Gol airlines started a flight to Brasilia Airport. Moreover, FlyBondi launched international routes from El Palomar to Punta del Este, Uruguay, and Asunción, Paraguay, and Chilean low-cost carrier JetSmart started operations with four international routes from Santiago de Chile and La Serena to Córdoba, Mendoza and El Palomar. Furthermore, Norwegian Air Argentina continued to open new domestic routes in the period, with daily frequencies to Bariloche.

In Brazil, passenger traffic increased 3.0% YoY, driven by 7.1% growth in domestic traffic reflecting the addition of new frequencies to existing routes in several destinations at Brasilia Airport and easier comps at Natal Airport as traffic in 3Q17 in Natal was impacted by a reduction in frequencies while the runway was refurbished. International traffic at Brasilia Airport increased 13.9% impacted by the new traffic count methodology applied by ANAC since June 2018, which offset the traffic growth resulting from the continued good performance of daily routes to Miami and Orlando opened by Gol Airlines in November and the addition of a new direct flight to Buenos Aires during December. Based on the prior methodology, international traffic would have increased 42.5% YoY at this airport.

In Ecuador, passengers increased 6.7%, with international passenger traffic at Guayaquil Airport up 9.4%, mainly attributed to the continued good performance of Spirit Airlines. In addition, Laser Airlines started operations with three-weekly flights to Caracas, Venezuela.

In Italy, passenger traffic rose 3.5%, driven by an increase of 7.3% in Pisa Airport mainly related to the addition of frequencies by Ryanair and increased flights by Poveda to Moscow, while Florence Airport posted a decline of 3.3% as a result of adverse weather conditions, which led to several re-routed or cancelled flights.

Cargo Volume and Aircraft Movements

Cargo volume declined 3.4% in December 2018 mainly as a result of a decline of 6.5% in Argentina in relation with macroeconomic conditions, partially offset by the continued recovery in Brazil, with an increase of 16.5% YoY.

Aircraft movements increased 3.1% in December 2018, mainly as a result of an increase of 6.6% in Argentina and 14.0% in Ecuador, partially offset by an 18.1% decline in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Dec’18	Dec’17	% Var.	YTD’18	YTD’17	% Var.
Passenger Traffic (thousands)
Argentina	3,457	3,218	7.4%	39,818	37,262	6.9%
Italy	475	459	3.5%	8,160	7,891	3.4%
Brazil	1,833	1,779	3.0%	20,317	19,384	4.8%
Uruguay	194	199	-2.5%	2,293	2,291	0.1%
Ecuador	354	332	6.7%	4,410	4,128	6.8%
Armenia	224	207	8.6%	2,857	2,554	11.9%
Peru	268	275	-2.5%	3,445	3,102	11.0%
TOTAL	6,805	6,468	5.2%	81,300	76,612	6.1%

Cargo Volume (tons)
Argentina	22,486	23,920	-6.0%	240,372	231,985	3.6%
Italy	1,086	943	15.2%	11,760	10,809	8.8%
Brazil	6,376	5,472	16.5%	65,915	54,523	20.9%
Uruguay	2,228	2,523	-11.7%	27,534	28,232	-2.5%
Ecuador	4,067	4,391	-7.4%	41,775	37,072	12.7%
Armenia	1,461	1,751	-16.5%	17,856	22,191	-19.5%
Peru	434	474	-8.5%	4,866	5,018	-3.0%
TOTAL	38,139	39,474	-3.4%	410,078	389,831	5.2%

Aircraft Movements
Argentina	39,290	36,852	6.6%	450,244	425,927	5.7%
Italy	4,610	4,445	3.7%	77,335	77,350	0.0%
Brazil	15,583	16,009	-2.7%	184,190	185,174	-0.5%
Uruguay	3,229	3,696	-12.6%	33,473	33,639	-0.5%
Ecuador	6,934	6,080	14.0%	79,575	78,249	1.7%
Armenia	2,092	1,879	11.3%	24,136	21,992	9.7%
Peru	2,335	2,852	-18.1%	31,626	28,959	9.2%
TOTAL	74,073	71,813	3.1%	880,579	851,290	3.4%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411